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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                         For the month of April, 2002


                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

             Form 20-F    X             Form 40-F
                       --------                   ---------


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


              Yes                        No           X
                 ---------                        ---------

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                          INCORPORATION BY REFERENCE


Sappi Limited's press release dated April 23, 2002 discussing Sappi Limited's dispute with Papercor, furnished by the Registrant under this Form 6-K, is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.


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                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


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SAPPI                                                                 Limited


PRESS RELEASE

Johannesburg, 23rd April 2002

SAPPI PLACES PAPERCOR DISPUTE IN PERSPECTIVE.


Sappi Limited today issued a statement clarifying the facts around recent media comment on the Papercor dispute currently before the Competition Tribunal.

Sappi sells its products throughout the world primarily through paper wholesalers. Sappi requires these wholesalers to have large warehousing, administration and marketing capability to hold and distribute a diverse range of paper products. Papercor receives its supplies from such wholesalers.

In April 1997 Papercor requested Sappi to supply it directly. Papercor's request included an application for credit. The financial information provided by it did not allow for the granting of unsecured credit, and it was also unable to provide adequate security. Obviously, Papercor could always have bought from Sappi on a cash basis.

Two years later, through its attorney, Papercor demanded that Sappi supply paper directly to it on the same conditions applicable to the large paper wholesalers. Despite requests to do so, Papercor has not indicated how it proposes to pay for the supplies it demanded. Furthermore, it has not supplied Sappi with either audited, or even complete unaudited financial statements, or adequate financial security for the approximately R7-million credit facility which it would require.

In April 2000, without further discussion, Papercor launched proceedings against Sappi and certain paper wholesalers before the Competition Tribunal, claiming collusion between Sappi and the wholesalers and that Sappi be forced to supply it on the same basis as the other large paper wholesalers.

Papercor lost its case against the paper wholesalers and was ordered to pay their costs. Papercor did not proceed with its case against Sappi, but chose to re-enter negotiations for a direct supply agreement with Sappi.

During these discussions Sappi indicated that Papercor should contribute towards Sappi's legal costs incurred in defending Papercor's earlier failed proceedings against Sappi. Papercor terminated discussions and lodged a new complaint with the Competition Commission claiming that Sappi was linking payment of these legal costs to a supply agreement in contravention of the Competition Act.

The Commission referred the matter to the Competition Tribunal and recommended that Sappi be fined.

On 10 April 2002 the Tribunal heard this new matter. Sappi contended that the Commission had failed to present a valid case. The Tribunal found in Sappi's favour.

The Tribunal, however, offered the Commission an opportunity to try to make a proper case and gave it ten (10) days in which to amend its papers.

Sappi continues to maintain that it did not contravene the Competition Act and that it did not abuse its market position. All Papercor needed to do, to trade directly with Sappi on the same basis as the other major paper wholesalers in South Africa, was to buy the minimum required quantity and to provide acceptable security for the approximately R7-million credit it would require. It is unclear why Papercor has failed to do this.


                                                                          ends

Released on behalf of Sappi by Brunswick, telephone + 27 11 442 8803 For further information contact:

Andre F Oberholzer, Corporate Affairs and Communication Manager
Sappi Limited
+27(0) 11-407 8044 work (direct)
+27(0) 11-403 8236 fax
+27(0) 82-906 0638 cellular
andreo@za.sappi.com


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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SAPPI LIMITED

                                        by /s/ D.G. Wilson
                                           ------------------------
                                           Name:  D.G. Wilson
                                           Title: Executive Director:  Finance

Date:  April 24, 2002